UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-42042

ZEEKR Intelligent Technology Holding Limited

(Exact name of registrant as specified in its charter)

Room 2301, Building 1,

Dadao Wangchao Shangwu Center,

Yingfeng Street, Xiaoshan District,

Hangzhou, Zhejiang Province, China 311215

+86 400-003-6036

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American depositary shares, each representing ten ordinary shares

Ordinary shares, par value US$0.0002 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, ZEEKR Intelligent Technology Holding Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 2, 2026	ZEEKR Intelligent Technology Holding Limited

By:	/s/ Conghui An

Name:	Conghui An
Title:	Chief Executive Officer